Exhibit 99.1

Press Release

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended June 30, 2022

HAMILTON, Bermuda, July 27, 2022 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three and six months ended June 30, 2022.

Highlights and Recent Activity

•

Reported a net profit of $28.8 million for the three months ended June 30, 2022, or $0.82 earnings per basic share and $0.81 earnings per diluted share, compared to a net loss of $8.2 million, or $0.24 loss per basic and diluted share, for the three months ended June 30, 2021. Adjusted for certain costs (see Adjusted earnings / (loss) in the Non-GAAP Measures section), we reported Adjusted earnings of $28.9 million, or $0.82 Adjusted earnings per basic share and $0.81 Adjusted earnings per diluted share, for the three months ended June 30, 2022, compared to an Adjusted loss of $7.7 million, or $0.23 Adjusted loss per basic and diluted share, for the three months ended June 30, 2021.

•

Reported a net profit of $21.0 million for the six months ended June 30, 2022 or $0.60 earnings per basic and diluted share, compared to a net loss of $16.7 million, or $0.50 loss per basic and diluted share, for the six months ended June 30, 2021. Adjusted for certain costs (see Adjusted earnings / (loss) in the Non-GAAP Measures section), we reported Adjusted earnings of $28.0 million, or $0.81 Adjusted earnings per basic and $0.80 Adjusted earnings per diluted share for the six months ended June 30, 2022, compared to an Adjusted loss of $16.2 million or $0.48 Adjusted loss per basic and diluted share, for the six months ended June 30, 2021.

•

MR tankers earned an average TCE rate of $30,480 per day for the three months ended June 30, 2022. Chemical tankers earned an average TCE rate of $20,254 per day for the three months ended June 30, 2022. With approximately 45% total revenue days fixed for the third quarter of 2022, the average TCE rate has increased to approximately $46,600 per day for MR tankers and $33,000 per day for Chemical tankers.

•

Completed the previously announced sale of two out of three vessels to Leonhardt & Blumberg for an aggregate price of $26.4 million.  Both vessels were subsequently time-chartered back from the buyer for a period of 24 months at an attractive hire rate, plus a one-year extension option. The remaining vessel is scheduled to be delivered to Leonhardt & Blumberg on July 29, 2022 and will subsequently be time-chartered back for a period of 24 months, plus a one-year extension option.

•

Finalized terms for three new sustainability-linked senior loan facilities with our existing relationship banks for $308 million in the aggregate on improved terms and pricing. Aggregate proceeds of $293 million from two of the facilities will be used to refinance 19 vessels, including nine vessels currently financed under lease arrangements. The third loan is a sustainability-linked $15 million receivables facility which replaces Ardmore's existing receivables facility scheduled to mature in July 2023. The three new financings will substantially reduce our interest cost, provide for significant flexibility and extend maturities through to mid-2027.

•

We have also announced separately today the planned departure of our current Chief Financial Officer Paul Tivnan and appointment of our new Chief Financial Officer Bart Kelleher, effective September 28, 2022.  Paul and Bart will overlap and work closely together from September 1, 2022 to achieve an orderly and well-planned transition, including a thorough handover of all internal and external relationships.

Anthony Gurnee, the Company’s Chief Executive Officer, commented:

“We are pleased to report record earnings for the second quarter with net income of $29 million or $0.82 earnings per share, reflecting improved market conditions and MR TCE performance of $31,000 per day. The product tanker market has continued to strengthen so far into the third quarter, with our MR’s earning $46,600 with 45% of days booked, setting the stage for an even better quarter and an anticipated strong finish for the year.

We believe the strong product tanker market is being driven primarily by two factors: firstly, a multi-faceted energy crisis likely to persist for some time, with extreme price swings and supply issues for virtually all energy classes, low global energy inventories, and physical supply-demand dislocation for oil products driving tonne-mile demand; and secondly, improving demand / supply fundamentals, most notably the ongoing recovery of oil demand - in particular jet fuel - and the combined effect of supply constraints at shipyards and ongoing scrapping.

In addition to achieving strong commercial performance, we have been working to convert this into durable financial strength by refinancing substantially all of our debt on improved terms including sustainability-linked pricing, prepaying 12 higher-cost capital leases so that we have just two still outstanding, extending our debt maturities to 2027, and providing Ardmore with improved financial flexibility through revolving credit facilities.

Also today, we are announcing that, after 12 great years at Ardmore, our CFO Paul Tivnan has decided to leave the Company to broaden his experience and pursue further ambitions.  Paul has been instrumental to what Ardmore has accomplished and has been a core part of the senior management team, and it has been a privilege to work with him over these many years. We wish him the very best as he passes the torch and moves on to the next chapter of his career.

At the same time, we are pleased to announce that Bart Kelleher has agreed to join Ardmore as CFO.  Bart brings to Ardmore a wealth of experience in shipping and related industries across many functions, including notable financial sector and CFO experience, as well as expertise in the chemical sector as CEO of Chembulk Tankers. We are confident that he will play a pivotal role in driving Ardmore strategically and financially toward even greater future success.”

Summary of Recent and Second Quarter 2022 Events

Fleet

Fleet Operations and Employment

As at June 30, 2022, the Company had 27 vessels in operation (including three chartered-in vessels), including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product / chemical tankers ranging from 25,000 Dwt to 37,800 Dwt. The Company has also been commercially managing three of Carl Büttner's 24,000 Dwt chemical tankers since March 1, 2021.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the second quarter of 2022, the Company had 21 MR tankers trading in the spot market or on time charters. The MR tankers earned an average TCE rate of $29,984 per day in the second quarter of 2022. In the second quarter of 2022, the Company’s 15 Eco-Design MR tankers earned an average TCE rate of $30,480 and the Company’s six Eco-Mod MR tankers earned an average TCE rate of $28,738 per day.

In the third quarter of 2022, the Company expects to have 7% of its revenue days for its MR Eco-Design tankers on time charter. The remaining 93% of days for its MR Eco-Design and all of its MR Eco-Mod tankers are expected to be employed in the spot market. As of July 27, 2022, the Company had fixed approximately 45% of its total MR revenue days for the third quarter of 2022 at an average TCE rate of approximately $46,600 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the second quarter of 2022, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the second quarter of 2022, the Company’s six Eco-Design product / chemical vessels earned an average TCE rate of $20,254 per day.

In the third quarter of 2022, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of July 27, 2022, the Company had fixed approximately 45% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the third quarter of 2022 at an average TCE rate of approximately $33,000 per day.

Drydocking

The Company had no drydock or repositioning days in the second quarter of 2022. The Company does not expect to have any drydock days in the third quarter of 2022.

Capital Allocation Policy

Consistent with the Company’s capital allocation policy, the Company is not declaring a dividend, in respect of its common shares, for the second quarter of 2022.

Vessel Sale and Time-Charter Back

The Company completed the previously announced sale of two out of three 2008-built Eco-mod MR tankers to Leonhardt & Blumberg.  On June 2, 2022, the Ardmore Sealeader was delivered to the buyer and on July 14, 2022, the Ardmore Sealifter was delivered to the buyer.  Both vessels were subsequently time-chartered back by the Company for a period of 24 months at attractive hire rates, plus a one-year extension option. The third vessel, the Ardmore Sealancer, is due to be delivered to the buyer on July 29, 2022 with the vessel to be subsequently time-chartered back for a period of 24 months, plus a one-year extension option. Following completion of all three sales and the repayment of financing associated with the vessels, the transactions are expected to generate net cash proceeds of approximately $15 million to the Company.

Financing

In June and July 2022, the Company finalized terms for three new sustainability-linked loan facilities for $308 million in the aggregate, with an additional $110 million accordion option subject to final approval. The first facility is a $185.0 million sustainability-linked revolving credit facility with Nordea Bank and Skandinaviska Enskilda Banken, the proceeds of which will be used to refinance 12 vessels, including six vessels currently financed under lease arrangements. The second facility is a $108 million sustainability-linked term loan with ABN AMRO Bank and Credit Agricole Corporate and Investment Bank, the proceeds of which will be used to finance seven vessels, including three vessels currently financed under lease arrangements. Both facilities are priced at Adjusted SOFR (LIBOR equivalent) plus a margin of 2.25% and mature in 2027. The new facilities will replace the current loans with the respective banks priced at LIBOR plus a margin of 2.4% which were scheduled to mature in December 2025. These refinancings are subject to final documentation which is expected to be completed, along with drawdown of all tranches by October 31, 2022.

The third facility is a new $15 million sustainability-linked receivables facility with ABN AMRO Bank, which is scheduled to mature in 2025 plus extension options. This facility replaces Ardmore’s existing receivables facility scheduled to mature in July 2023 and is priced in line with the expiring facility.

The covenants and other conditions of the three new facilities are expected to be consistent with those of the Company’s existing debt facilities. In addition, all three facilities contain a pricing adjustment feature linked to Ardmore’s performance on carbon emission reduction and other environmental and social initiatives. The facility’s targets for carbon emission reduction align with the International Maritime Organization’s targets for green house gas emissions reduction. The facilities reflect the Company’s current strong performance on Environmental Social Governance (“ESG”) initiatives, including (a) carbon emission levels which are significantly below the targets set out under the Poseidon Principles, (a global framework for responsible ship finance to help incentivize decarbonization in the shipping industry) and (b) having a very diverse workforce and being actively involved in the education and development of future seafarers. The pricing structure in the new facilities is expected to reward the Company for maintaining its carbon emission reduction trajectory and overall performance on ESG.

The Company issued 2,829,707 shares of its common stock, raising $20.5 million in net proceeds under its “at-the-market” program in the period from May to July 15, 2022, the proceeds of which were used for general corporate purposes including debt reduction.

Awards

On June 21, 2022, the Company was awarded the Marine Money Deal of the Year Award in respect of the formation of its E1 Marine joint venture and for its preferred equity issuance with Maritime Partners LLC, which transactions were completed in mid-2021. Separately, on June 24, 2022, the Company was ranked as the top tanker company and foreign private issuer of all public shipping companies for its ESG performance in the Webber Research 2022 ESG Scorecard.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic has resulted and may continue to result in a significant decline in global demand for refined oil products. As Ardmore’s business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports could adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore’s results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, new information which may emerge concerning the virus and of its variants and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact. Accordingly, an estimate of the impact of the COVID-19 pandemic on the Company cannot be made at this time.

Conflict in Ukraine

Russia’s invasion of Ukraine in February 2022 has disrupted supply chains and caused instability and significant volatility in the global economy.

Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms.

As a result of Russia’s invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals.

The sanctions announced by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S. has also banned the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. The U.S., EU nations and other countries could impose wider sanctions and take other actions. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which, could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Results for the Three Months Ended June 30, 2022 and 2021

The Company reported a net profit of $28.8 million for the three months ended June 30, 2022, or $0.82 earnings per basic share and $0.81 earnings per diluted share, as compared to a net loss of $8.2 million, or $0.24 loss per basic and diluted share for the three months ended June 30, 2021.

Results for the Six Months Ended June 30, 2022 and 2021

The Company reported a net profit of $21.0 million for the six months ended June 30, 2022, or $0.60 earnings per basic share and diluted share, as compared to a net loss of $16.7 million, or $0.50 loss per basic and diluted share, for the six months ended June 30, 2021.

Management’s Discussion and Analysis of Financial Results for the three months ended June 30, 2022 and 2021

Revenue. Revenue for the three months ended June 30, 2022 was $107.1 million, an increase of $59.8 million from $47.3 million for the three months ended June 30, 2021.

The Company’s average number of operating vessels increased to 27.0 for the three months ended June 30, 2022, from 26.2 for the three months ended June 30, 2021.

The Company had one product tanker employed under time charter as at June 30, 2022, as compared to four as at June 30, 2021. Revenue days derived from time charters were 90 for the three months ended June 30, 2022, as compared to 361 for the three months ended June 30, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $3.6 million.

The Company had 2,348 spot revenue days for the three months ended June 30, 2022, as compared to 2,004 for the three months ended June 30, 2021. The Company had 26 and 23 vessels employed directly in the spot market as of June 30, 2022 and 2021, respectively. The increase in spot revenue days resulted in an increase in revenue of $7.1 million, while changes in spot rates resulted in an increase in revenue of $56.5 million for the three months ended June 30, 2022, as compared to the three months ended June 30, 2021. The Company managed three third-party chemical tankers employed under spot trading as at June 30, 2022, compared with four as at June 30, 2021. This resulted in a decrease in revenue of $0.2 million.

Voyage Expenses. Voyage expenses were $41.2 million for the three months ended June 30, 2022, an increase of $20.7 million from $20.5 million for the three months ended June 30, 2021. An increase in bunker prices resulted in an increase of $16.2 million and an increase in spot revenue days resulted in an increase in associated costs of $4.5 million for the three months ended June 30, 2022.

TCE Rate. The average TCE rate for the Company’s fleet was $27,806 per day for the three months ended June 30, 2022, an increase of $16,010 per day from $11,796 per day for the three months ended June 30, 2021. The increase in average TCE rate was the result of higher spot rates for the three months ended June 30, 2022, as compared to the three months ended June 30, 2021. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge to discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.9 million for the three months ended June 30, 2022, an increase of $0.8 million from $15.1 million for the three months ended June 30, 2021. Vessel operating expenses, by their nature, are prone to fluctuations between periods. Average fleet operating expenses per day, including technical management fees, were $7,036 per vessel for the three months ended June 30, 2022, as compared to $6,398 per vessel for the three months ended June 30, 2021. This is a result of higher costs due to additional crew changes in the current year as well as an overall increase in costs due to inflation for the three months ended June 30, 2022, as compared to the three months ended June 30, 2021.

Charter Hire Costs. Total charter hire expense was $2.3 million for the three months ended June 30, 2022 an increase of $0.9 million from $1.4 million for the three months ended June 30, 2021. This increase is the result of the Company having three vessels chartered-in as at June 30, 2022, compared to one vessel chartered-in as at June 30, 2021. Total charter hire expenses in the second quarter of 2022 is comprised of an operating expense component of $1.2 million and a vessel lease expense component of $1.1 million.

Depreciation. Depreciation expense for the three months ended June 30, 2022 was $7.0 million, a decrease of $0.9 million from $7.9 million for the three months ended June 30, 2021. This decrease is a result of three vessels classified as held for sale in the second quarter of 2022, when we ceased depreciating them.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2022 was $1.0 million, a decrease of $0.3 million from $1.3 million for the three months ended June 30, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2022 were $4.3 million, consistent with $4.3 million for the three months ended June 30, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2022 were $1.1 million, an increase of $0.4 million from $0.7 million for the three months ended June 30, 2021. The increase in costs was primarily due to an increase in travel related costs during the three months ended June 30, 2022 compared to the three months ended June 30, 2021.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2022 were $4.9 million, an increase of $0.6 million from $4.3 million for the three months ended June 30, 2021 due to prepayment charges upon exercising the vessel purchase options for and prepayment of the related debt of the Ardmore Sealeader and Ardmore Sealifter. Cash interest expense increased by $1.2 million to $4.5 million for the three months ended June 30, 2022, from $3.3 million for the three months ended June 30, 2021. Amortization of deferred finance fees for the three months ended June 30, 2022 was $0.4 million, a decrease of $0.6 million from $1.0 million for the three months ended June 30, 2021.

Liquidity

As at June 30, 2022, the Company had $63.3 million in liquidity available, with cash and cash equivalents of $45.4 million (December 31, 2021: $55.4 million) and amounts available and undrawn under its revolving credit facilities of $17.9 (December 31, 2021: $11.6 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as at the dates indicated:

	As at
	June 30, 2022	December 31, 2021
Cash and cash equivalents	$45,385	$55,449

Finance leases (net of sellers' credit)	198,023	223,575
Senior Debt	106,929	114,467
Revolving Credit Facilities	26,491	30,634
Total debt	331,443	368,676

Total net debt	$286,058	$313,227

Conference Call

The Company plans to have a conference call on July 27, 2022 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2022. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 844‑492‑3728 (U.S.) or 412‑542‑4189 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore Shipping’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 3, 2022 at 877‑344‑7529 or 412‑317‑0088. Enter the passcode 5132389 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

	As at
In thousands of U.S. Dollars, except as indicated	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	45,385	55,449
Receivables, net of allowance for bad debts of $1.3 million (2021: $0.5 million)	51,921	20,304
Prepaid expenses and other assets	4,224	3,511
Advances and deposits	11,547	3,551
Inventories	18,638	11,095
Current portion of derivative assets	5,773	307
Vessel held for sale	26,938	—
Total current assets	164,426	94,217

Non-current assets
Investments and other assets, net	11,481	11,082
Vessels and vessel equipment, net	544,653	603,227
Deferred drydock expenditures, net	4,627	8,879
Advances for ballast water treatment systems	2,066	2,033
Amount receivable in respect of finance leases	—	2,880
Non-current portion of derivative assets	561	982
Operating lease, right-of-use asset	5,229	1,232
Total non-current assets	568,617	630,315

TOTAL ASSETS	733,043	724,532

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,390	8,578
Accrued expenses and other liabilities	13,844	10,742
Deferred revenue	1,455	2,070
Accrued interest on debt and finance leases	828	651
Current portion of long-term debt	15,138	15,103
Current portion of finance lease obligations	24,909	21,084
Current portion of operating lease obligations	2,293	273
Total current liabilities	64,857	58,501

Non-current liabilities
Non-current portion of long-term debt	118,282	129,998
Non-current portion of finance lease obligations	173,114	205,371
Non-current portion of operating lease obligations	2,665	722
Other non-current liabilities	943	943
Total non-current liabilities	295,004	337,034

TOTAL LIABILITIES	359,861	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	391	364
Additional paid in capital	445,051	426,102
Accumulated other comprehensive income	5,253	1,044
Treasury stock	(15,636)	(15,636)
Accumulated deficit	(98,920)	(119,920)
Total stockholders' equity	336,139	291,954

Total redeemable preferred stock and stockholders’ equity	373,182	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	733,043	724,532

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except per share and share data	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenue, net	107,125	47,274	170,493	92,825

Voyage expenses	(41,178)	(20,493)	(68,253)	(40,885)
Vessel operating expenses	(15,943)	(15,077)	(32,530)	(29,580)
Time charter-in
Operating expense component	(1,238)	(708)	(2,344)	(1,335)
Vessel lease expense component	(1,140)	(652)	(2,156)	(1,229)
Depreciation	(6,982)	(7,907)	(14,772)	(15,716)
Amortization of deferred drydock expenditures	(959)	(1,268)	(2,156)	(2,750)
General and administrative expenses
Corporate	(4,291)	(4,260)	(8,759)	(8,437)
Commercial and chartering	(1,053)	(686)	(1,944)	(1,447)
Unrealized gains / (losses) on derivatives	296	(22)	900	80
Interest expense and finance costs	(4,894)	(4,310)	(9,032)	(8,088)
Interest income	20	17	30	30
Loss on vessels held for sale	—	—	(6,917)	—

Income / (loss) before taxes	29,763	(8,092)	22,560	(16,532)

Income tax	(9)	(33)	(43)	(91)
(Loss) / profit from equity method investments	(67)	—	169	—

Net Income / (Loss)	29,687	(8,125)	22,686	(16,623)

Preferred dividend	(838)	(82)	(1,686)	(82)

Net Income / (Loss) attributable to common stockholders	28,849	(8,207)	21,000	(16,705)

Earnings / (Loss) per share, basic	0.82	(0.24)	0.60	(0.50)
Earnings / (Loss) per share, diluted	0.81	(0.24)	0.60	(0.50)

Adjusted earnings / (loss) (1)	28,927	(7,655)	27,995	(16,153)
Adjusted earnings / (loss) per share, basic	0.82	(0.23)	0.81	(0.48)
Adjusted earnings / (loss) per share, diluted	0.81	(0.23)	0.80	(0.48)

Weighted average number of shares outstanding, basic	35,071,435	33,500,030	34,752,045	33,394,008
Weighted average number of shares outstanding, diluted	35,574,082	33,500,030	34,830,153	33,394,008

(1)

Adjusted (loss) / earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section. Adjusted (loss) / earnings has been calculated as Earnings per share reported under US GAAP as adjusted for certain unrealized and realized gains and losses (see Non-GAAP Measures Section).

Ardmore Shipping Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2022	June 30, 2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)	22,686	(16,623)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,772	15,716
Amortization of deferred drydock expenditures	2,156	2,750
Share-based compensation	1,246	1,140
Loss on vessels held for sale	6,917	—
Amortization of deferred finance fees	803	1,401
Unrealized (gains) on derivatives	(900)	(80)
Foreign exchange	(34)	(44)
Profit from equity method investments	(169)	—
Deferred drydock payments	(760)	(3,330)
Changes in operating assets and liabilities:
Receivables	(31,636)	1,175
Prepaid expenses and other assets	(714)	65
Advances and deposits	1,256	(1,730)
Inventories	(7,542)	817
Accounts payable	(1,893)	(1,114)
Accrued expenses and other liabilities	3,122	(713)
Deferred revenue	(614)	976
Accrued interest on debt and finance leases	177	(89)
Net cash provided by operating activities	8,873	317

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	13,759	9,895
Payments for acquisition of vessels and vessel equipment	(43)	(1,057)
Advances for ballast water treatment systems	(180)	(158)
Payments for other non-current assets	(46)	(34)
Payments for equity investments	(238)	(4,998)
Net cash provided by investing activities	13,252	3,648

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	(9,253)	—
Proceeds from long-term debt	9,811	—
Repayments of long-term debt	(21,872)	(68,512)
Proceeds from finance leases	2,880	49,000
Repayments of finance leases	(28,922)	(9,466)
Payments for deferred finance fees	—	(980)
Issuance of common stock	16,747	—
Issuance of preferred stock, net	—	23,047
Payment of preferred dividend	(1,580)	—
Net cash (used in) financing activities	(32,189)	(6,911)

Net (decrease) in cash and cash equivalents	(10,064)	(2,946)

Cash and cash equivalents at the beginning of the year	55,449	58,365

Cash and cash equivalents at the end of the period	45,385	55,419

Ardmore Shipping Corporation

    Unaudited Other Operating Data

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	42,215	13,501	54,676	26,535
Adjusted EBITDAR (1)	43,355	N/A	56,832	N/A

AVERAGE DAILY DATA

MR Tankers Eco-Design Spot TCE per day (2)	30,739	11,255	24,241	11,197

Fleet TCE per day (2)	27,806	11,796	21,546	11,576

Fleet operating expenses per day (3)	6,520	5,932	6,483	5,903
Technical management fees per day (4)	516	466	496	466
	7,036	6,398	6,979	6,369

MR Tankers Eco-Design
TCE per day (2)	30,480	11,805	23,246	11,676
Vessel operating expenses per day (5)	6,999	6,530	6,949	6,397

MR Tankers Eco-Mod
TCE per day (2)	28,738	11,130	21,914	10,606
Vessel operating expenses per day (5)	6,972	6,201	6,914	6,419

Prod/Chem Tankers Eco-Design (25k - 38k Dwt)
TCE per day (2)	20,254	12,308	16,976	12,127
Vessel operating expenses per day (5)	7,168	6,200	7,094	6,265

FLEET
Average number of owned operating vessels	27.0	26.2	27.0	26.2

(1)

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”

(2)

Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to upgradings and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation

Fleet Details at June 30, 2022

(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	June 30, 2022	Value (2)
Seavaliant	IMO2/3	Feb‑13	S. Korea	49,998	Eco-Design	$43.50	$28.45
Seaventure	IMO2/3	Jun‑13	S. Korea	49,998	Eco-Design	$43.50	$28.89
Seavantage	IMO2/3	Jan‑14	S. Korea	49,997	Eco-Design	$43.50	$29.88
Seavanguard	IMO2/3	Feb‑14	S. Korea	49,998	Eco-Design	$43.50	$30.00
Sealion	IMO2/3	May‑15	S. Korea	49,999	Eco-Design	$43.50	$32.06
Seafox	IMO2/3	Jun‑15	S. Korea	49,999	Eco-Design	$43.50	$32.20
Seawolf	IMO2/3	Aug‑15	S. Korea	49,999	Eco-Design	$43.50	$32.41
Seahawk	IMO2/3	Nov‑15	S. Korea	49,999	Eco-Design	$43.50	$32.76
Endeavour	IMO2/3	Jul‑13	S. Korea	49,997	Eco-Design	$43.50	$29.09
Enterprise	IMO2/3	Sep‑13	S. Korea	49,453	Eco-Design	$43.50	$29.34
Endurance	IMO2/3	Dec‑13	S. Korea	49,466	Eco-Design	$43.50	$29.72
Encounter	IMO2/3	Jan‑14	S. Korea	49,478	Eco-Design	$43.50	$29.80
Explorer	IMO2/3	Jan‑14	S. Korea	49,494	Eco-Design	$43.50	$29.91
Exporter	IMO2/3	Feb‑14	S. Korea	49,466	Eco-Design	$43.50	$30.03
Engineer	IMO2/3	Mar‑14	S. Korea	49,420	Eco-Design	$43.50	$30.15
Seafarer	IMO3	Jun-10	Japan	49,999	Eco-Mod	$43.50	$23.85
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$37.50	$27.23
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$37.50	$27.27
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$33.50	$24.05
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$33.50	$24.32
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$33.50	$24.71
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$33.50	$25.08

							$631.21

				Cash / Debt / Work. Cap / Other Assets			$(184.15)
				Total Asset Value (Assets) (3)			$447.06
				DRV / Share (3)(4)			$12.05

				Ardmore Commercial Management (5)			$20.19
				Total Asset Value (Assets & Commercial Management) (3)			$467.25
				DRV / Share (3)(4)			$12.59

				Investment in Element 1 Corp. / e1 Marine (6)			$10.89
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$478.14
				DRV / Share (3)(4)(6)			$12.89

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at June 30, 2022.
2.

Depreciated Replacement Value (“DRV”) is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne which is in line with Ardmore’s depreciation policy). The Company’s estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company’s estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.
4.	DRV / Share calculated using 37,107,573 shares outstanding as at June 30, 2022.
5.

Ardmore Commercial Management is management’s estimate of the value of Ardmore’s commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore’s commercial and chartering overhead (as stated in Ardmore’s Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investments in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which the Company owns 33%) is at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

	Three Months Ended		Twelve months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

Number of Vessels in Operation (at period end)	27	27	27	27
Fleet Average Age	9.0	8.1	9.0	8.1

CO2 Emissions Generated in Metric Tonnes	104,808	101,217	430,916	386,125
Distance Travelled (Miles)	383,953	394,987	1,548,147	1,439,074
Fuel Consumed in Metric Tonnes	33,165	31,922	136,243	121,798

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	1,090	796	4,041	4,563
% of Total Fuel Consumed	3.29%	2.49%	2.97%	3.75%

Annual Efficiency Ratio (AER) for the period
Fleet	6.09g / tm	5.72g / tm	6.21g / tm	5.99g / tm
MR Eco-Design	5.78g / tm	5.59g / tm	5.91g / tm	5.76g / tm
MR Eco-Mod	5.92g / tm	5.64g / tm	6.07g / tm	6.16g / tm
Chemical	7.76g / tm	6.84g / tm	7.97g / tm	7.18g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	7.44g / tm	6.53g / tm	7.66g / tm	6.73g / tm

Energy Efficiency Operational Indicator (EEOI) for the period
Fleet	12.09g / ctm	12.23g / ctm	12.48g / ctm	12.95g / ctm
MR Eco-Design	11.94g / ctm	13.25g / ctm	12.16g / ctm	13.09g / ctm
MR Eco-Mod	12.58g / ctm	9.86g / ctm	12.25g / ctm	12.83g / ctm
Chemical	12.00g / ctm	12.47g / ctm	13.83g / ctm	12.66g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	11.50g / ctm	11.91g / ctm	13.28g / ctm	11.87g / ctm

Wind Strength (% greater than 4 on BF)	45.50%	42.70%	46.58%	46.19%
% Idle Time	2.07%	4.58%	4.60%	5.92%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port and vessel speed, however analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality.

From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving.

Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have increased 11.6% to 430,916 metric tonnes of CO2, in comparison to the same 12-month period in 2021, primarily as a result of increased distance and other operational matters including; vessel speed, and cargo heating requirements. Conversely the fleet EEOI for the period showed a decrease of 3.6% to 12.48 g / ctm, from 12.95 g / ctm, while the AER increased by 3.7% to 6.21 g / tm, from 5.99 g / tm.

Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optmization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometre as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles

3 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

4 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684

5 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e. EBITDAR)

EBITDAR is defined as EBITDA (i.e. earnings before interest, unrealized gains (losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended June 30, 2022, we recognized total charterhire expense of $2.3 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $1.1 million in respect of the right to use the leased assets (i.e. vessel lease expense component), and (ii) $1.2 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards (IFRS). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS, and therefore we use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss)

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net (loss) / income, including gain or loss on sale of vessels and write-off of deferred finance fees because they are considered to be not representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended	Six Months Ended
	June 30, 2022	June 30, 2022
In thousands of U.S. Dollars
Net Income	29,687	22,686
Interest income	(20)	(30)
Interest expense and finance costs	4,894	9,032
Income tax	9	43
Unrealized gains on interest rate derivatives	(296)	(900)
Depreciation	6,982	14,772
Amortization of deferred drydock expenditures	959	2,156
EBITDA	42,215	47,759
Loss on vessels held for sale	—	6,917
ADJUSTED EBITDA	42,215	54,676
Plus: Vessel lease expense component	1,140	2,156
ADJUSTED EBITDAR	43,355	49,915

Reconciliation of net income / (loss) to Adjusted earnings / (loss)

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
In thousands of U.S. Dollars except per share data
Net income / (loss) attributable to common stockholders	28,849	(8,207)	21,000	(16,705)
Loss on vessels held for sale	—	—	6,917	—
Write-off of deferred finance fees	78	552	78	552
Adjusted earnings / (loss)	28,927	(7,655)	27,995	(16,153)

Adjusted earnings / (loss) per share, basic	0.82	(0.23)	0.81	(0.48)
Adjusted earnings / (loss) per share, diluted	0.81	(0.23)	0.80	(0.48)

Weighted average number of shares outstanding, basic	35,071,435	33,500,030	34,752,045	33,394,008
Weighted average number of shares outstanding, diluted	35,574,082	33,500,030	34,830,153	33,394,008

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “plan”, “potential”, “may”, “expect”, and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future growth rates; expected oil demand recovery; the effect of the COVID-19 pandemic and Russia’s invasion of the Ukraine on the Company’s business, financial condition and the results of operation; expected employment of the Company’s vessels during the third quarter of 2022; expected drydocking days in the third quarter of

2022; management’s estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company’s commercial management and pooling business; trends in the Company’s  performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; estimated net cash proceeds to the Company following their sale to Leonhardt & Blumberg; the planned departure of our CFO and appointment of his successor; and the anticipated timing, benefits and use of proceeds of the Company’s new loan facilities. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: current expected spot rates compared with current and expected charter rates; the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company’s vessels; the effect of the COVID-19 pandemic and Russia’s invasion of the Ukraine on, among others, oil demand, the Company’s business, financial condition and results of operation, including its liquidity; fluctuations in oil prices or demand; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for all remaining revenue days during the third quarter of 2022 in the spot market; vessel breakdowns and instances of off-hire; completion of and financing under the Company’s new loan facilities; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20‑F for the year ended December 31, 2021, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212‑477‑8438	Tel: 646‑673‑9701
Fax: 212‑477‑8636	Fax: 212‑477‑8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com